UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                                (Amendment No.1)


                             Globaltron Corporation
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                  37941F 10 0
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                                 (CUSIP Number)

                              Premium Quality Fund
                               c/o Maples & Calder
                                  P.O. Box 309
                                  Grand Cayman
                      Cayman Islands, British West Indies
                                Attn: John Dyke
                                 (345) 949-8066
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  June 26, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

CUSIP No. 37941F 10 0                 13D                   Page  2  of 5  Pages


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1    NAME OF REPORTING PERSONS                  Premium Quality Fund
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS         N/A



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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

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3    SEC USE ONLY



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4    SOURCE OF FUNDS                              PF



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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   [_]



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6    CITIZENSHIP OR PLACE OF ORGANIZATION    Cayman Islands



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               7    SOLE VOTING POWER

  NUMBER OF         12,000,000(1)

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY        -0-

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         12,000,000(1)

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH            -0-


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,000,000(1)

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.11%(1)

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14   TYPE OF REPORTING PERSON

     CO

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(1) Based on 42,768,702 shares outstanding as of June 29, 2001, giving effect to the purchase of the 2.0 million shares of Series A 8% Convertible Preferred Stock, described in this Schedule 13D.



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                                                            Page  3  of 5  Pages


Item 1.   Security and Issuer

This statement on Schedule 13D ("Schedule 13D") relates to common stock, par value $.001 ("Common Stock") of Globaltron Corporation, a Florida corporation (the "Issuer"). The principal executive offices of the Issuer are located at 100 North Biscayne Boulevard, Suite 2500, Miami, Florida 33132.

Item 2.   Identity and Background

(a)-(c). This Schedule 13D is filed by Premium Quality Fund (the "Reporting Person"), a corporation organized under the laws of the Cayman Islands, having its principal offices c/o Maples & Calder, P.O. Box 309, Grand Cayman, Cayman Islands, British West Indies, Attention: John Dyke. The Reporting Person is owned by a trust whose trustee is Hamilton Trustees Limited.

(d)-(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a corporation organized under the laws of the Cayman Islands.

Item 3.   Source and Amount of Funds or Other Consideration

The Reporting Person used personal funds to acquire 2.0 million shares of new ly issued 8% Series A Convertible Preferred Stock ("Series A Preferred Stock") at $2.00 per share, for an aggregate of $4.0 million from the Issuer. The Series A Preferred Stock is convertible into common stock at any time on a one-share-for-one-share basis and votes together with the holders of the common stock, based on one-vote-for-each-one-share held.

Item 4.   Purpose of Transaction

In connection with the transaction, the Reporting Person acquired the Issuer Common Stock as an investment and is the largest shareholder of the Issuer.

(a) The Reporting Person is not aware of any plans or proposals that relate to or would result in the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.

(b) The Reporting Person is not aware of any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c) The Reporting Person is not aware of any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

(d) The Reporting Person is not aware of any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940.

(e) The Reporting Person is not aware of any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Issuer other than as described herein.


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                                                               Page 4 of 5 Pages

(f) The Reporting Person is not aware of any other material changes in the Issuer's business or corporate structure.

(g) The Reporting Person is not aware of any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person.

(h) The Reporting Person is not aware of any plans or proposals that relate to or would result in the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) The Reporting Person is not aware of any plans or proposals that relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) The Reporting Person is not aware of any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

(a) The Reporting Person owns 12.0 million shares of the Issuer Common Stock, which represents 24.1% of the Issuer's outstanding Common Stock. This is based on 42,768,702 shares outstanding as of June 26, 2001, which includes 2.0 million shares of Series A Preferred Stock.

(b) The Reporting Person has the sole power to vote and dispose of 19.5 million shares of the Issuer Common Stock.

(c)       Not applicable.

(d)       Not applicable.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On June 26, 2001, the Reporting Person acquired 2.0 million shares of 8% Series A Convertible Preferred Stock at $2.00 per share, for an aggregate of $6.0 million from the Issuer pursuant to a Subscription Agreement.

Item 7.   Material to Be Filed as Exhibits

(a)       Certificate of Designation  for the  Series A 8% Convertible Preferred
 Stock.



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                                                            Page  5  of 5  Pages


                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        Premium Quality Fund


 June 28, 2001                          By: /s/ Henry D. Kardonski
                                            ----------------------
                                            Henry D. Kardonski, Vice President